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December 1, 2022

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kevin Stertzel

Melissa Gilmore

Bradley Ecker

Erin Purnell

Re:	Moolec Science SA

Amendment No. 1 to Registration Statement on Form F-4

Filed on November 21, 2022

File No. 333-267912

Ladies and Gentlemen:

Moolec Science SA (the “Company”) previously submitted Amendment No. 1 to the Registration Statement on Form F-4 to the Securities and Exchange Commission (the “SEC”) on November 21, 2022.

On behalf of the Company, we are writing to respond to the comments set forth in the comment letter (the “Comment Letter”) from the staff of the SEC (the “Staff”) dated November 29, 2022. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). Simultaneously with the submission of this letter, the Company is filing amendment No. 2 to the registration statement (“Amendment No. 2 to the Registration Statement”).

Amendment No. 1 to Registration Statement on Form F-4 filed November 21, 2022

Material U.S. Federal Income Tax Considerations, page 130

1.	We note your revisions in this section that the discussion is the opinion of K&L Gates except as it relates to Section 7874 of the Code, Section 351(a) of the Code and Section 368 of the Code. We note also your statements that no representations are being made with respect to Holdco’s treatment as a non-U.S. corporation, the merger’s qualification as a reorganization, or whether a gain will be recognized under Section 367(a) of the Code. We reissue comment 4 of our letter dated October 11, 2022, which requested that counsel provide an opinion as to the material tax consequences of the merger. Please revise to remove the limitations to the statement that the discussion in this section is the opinion of K&L Gates. If there is uncertainty regarding the tax treatment of the transactions, counsel may make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion.

In response to the Staff’s comment, the Company has revised its disclosure on pages 20 and 130-134 of Amendment No. 2 to the Registration Statement. A final, executed version of the legal opinion is also included as Exhibit 8.1 to Amendment No. 2 to the Registration Statement.

* * * * * * * * *

We hope that the above has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 903-9306 or matthew.poulter@linklaters.com.

Yours faithfully,

/s/ Matthew S. Poulter

Matthew S. Poulter, Esq.

cc:	Leib Orlanski, K&L Gates LLP

Leib.Orlanski@klgates.com

(310) 552-5044

Matt Ogurick, K&L Gates LLP

Matthew.Ogurick@klgates.com

(917) 292-3333